SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

BioMedical Technology Solutions Holdings, Inc.

(Name of Issuer)

         Common Stock

(Title of Class of Securities)

     090619107

(CUSIP Number)

Clifford L. Neuman, Esq.

1507 Pine Street

Boulder, Colorado  80302

               (303) 449-2100

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

          December 8, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO.    090619107

(1)      Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

         COX, DONALD G., JR.

(2)      Check the Appropriate Box if a Member       (a) [  ]
         of a Group*                                                      (b) [ ]

(3)      SEC Use Only

(4)      Source of Funds*            IN

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization

         U.S.A.

Number of Shares	(7) Sole Voting Power 10,013,173
Beneficially Owned	(8) Shared Voting Power -0-
by Each Reporting	(9) Sole Dispositive Power 10,013,173
Person With	(10)Shared Dispositive Power -0-

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person

              10,013,173 shares

(12)      Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [  ]

(13)      Percent of Class Represented by Amount in Row (11)     31.20%

(14)     Type of Reporting Person*       IN

*SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.      SECURITY AND ISSUER

       The class of securities to which this statement relates is common stock, par value $.001 per share (the "Common Stock") of BioMedical Technology Solutions Holdings, Inc.,  a Colorado corporation (the "Company"). The address of the principal executive offices of the Company is 9800 Mt. Pyramid Court #250, Englewood, CO  80112.

ITEM 2.      IDENTITY AND BACKGROUND

      (a)-(c)  Donald G. Cox, Jr., 9800 Mt. Pyramid Court # 250, Englewood, CO  80112, is President , Chief Executive Officer, and a Director of the Company.

      (d)-(f)  The natural person referred to above is a United States Citizen.  During the last five years, he has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended as follows:

Effective December 8, 2010, Mr. Cox, with approval of the Board of Directors, rescinded his acquisition of 125,000 shares of common stock of the Company which he acquired under an Agreement to Convert Debt dated June 17, 2009.

ITEM 4.      PURPOSE OF TRANSACTION

No change.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended as follows:

       (a)      At the close of business on December 8, 2010  giving effect to the transactions described in Item 3, Mr. Cox beneficially owned directly 9,881,658 shares of Common Stock and warrants exercisable to purchase 131,515 shares of common stock at an exercise price of $0.34 per share.

       Giving effect to the securities held of record by Mr. Cox, Mr. Cox would be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 10,013,173 shares of common stock, consisting of 9,881,658 shares of common stock and warrants exercisable to purchase an aggregate of 131,515 shares of common stock at an exercise price of $0.34 per share..  These securities represent 31.20% of the issued and outstanding shares of common stock of the Company calculated in accordance with Rule 13d-3 under the Exchange Act.

       (b)      Mr. Cox has the sole dispositive power with respect to all of the shares of Common Stock and Warrants identified in Item 5(a) above.

       (c)      Mr. Cox has not acquired any shares of common stock during the past sixty (60) days, except as disclosed in this report.

     (d)      Not applicable.

     (e)      Not applicable.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH

                   RESPECT TO THE SECURITIES OF THE ISSUER

Not applicable.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 16, 2010 (Date)
__/s/ Donald G. Cox__ (Signature)